Atento Announces Delisting from NYSE;
Delisting expected in Restructuring Plan

•	Delisting is contemplated by the previously announced comprehensive financial restructuring plan aimed at optimizing financial and operational efficiency and driving long-term growth.

•	Delisting affects only the shares of Atento S.A. at a holding company level so will not affect business operations.

New York, July 21, 2023 - Atento S.A. (NYSE: ATTO, "Atento" or the "Company"), one of the world's largest providers of customer relationship and business process outsourcing (CRM/BPO) services and an industry leader in Latin America, today announced that it received notification from the New York Stock Exchange (“NYSE”) that the NYSE has initiated proceedings to delist Atento’s ordinary shares from the NYSE. The NYSE initiated the delisting proceedings after determining the average market capitalization of Atento’s ordinary shares fell below $15 million over a 30 trading-day period under Section 802.01B of the NYSE Listed Company Manual. The NYSE also indefinitely suspended trading of Atento’s ordinary shares effective July 21, 2023. Atento does not intend to appeal the NYSE’s determination.

Atento’s ordinary shares are expected to be quoted on the appropriate tier of the over-the-counter (“OTC”) market. The Company’s ticker symbol on the OTC will remain “ATTO”.

The delisting will only affect the shares of Atento S.A. at a holding company level and so will not affect business operations. Atento will continue to have reporting obligations under the Securities Exchange Act of 1934, as amended.

The delisting is contemplated as part of the comprehensive financial restructuring plan to significantly deleverage Atento’s balance sheet, set out in the restructuring support agreement entered into by Atento and certain of its financial stakeholders, previously announced on 3 July 2023. The restructuring plan provides for interim financing to a comprehensive financial restructuring aimed at optimizing financial and operational efficiency and driving long-term growth.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America and one of the leading providers worldwide. Atento is also one of the leading providers of nearshoring CRM BPO services for companies operating in the United States. Since 1999, the Company has developed its business model in 16 countries, employing approximately 135,000 people. Atento has more than 400 clients, offering a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational companies in telecommunications, banking and financial services, healthcare, retail and public administration sectors. In 2019, Atento was named one of the 25 best multinational companies in the world and one of the best multinationals to work for in Latin America by Great Place to Work®. In addition, in 2021, Everest named Atento as a “star performer”. Gartner has named the Company two consecutive years a leader in its Magic Quadrant since 2021. For more information visit www.atento.com

Media Contact

press@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements. Such risks and uncertainties include, but are not limited to: the trading price and volatility of the Atento’s common stock and warrants and the effects of the expected delisting from the NYSE; actions by Atento’s lenders and other financing sources, including any creditor actions that could impact Atento’s operations; Atento’s ability to improve its capital structure and to address its debt service obligations through the proposed restructuring transaction, including potential adverse effects of any potential bankruptcy proceedings on Atento's liquidity and results of operations; Atento’s future cash requirements; competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of Atento’s substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the Company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.